October 19, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance

Re:	SK Telecom Co., Ltd. Form 20-F for the Year Ended December 31, 2005 File No. 333-04906 Filed June 30, 2006
Dear Mr. Spirgel:
     Reference is made to your letter, dated September 8, 2006, regarding the annual report of SK Telecom Co., Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2005 (the “Annual Report”) filed pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.
     We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
Financial Statements and Notes
Note 22. Commitments and Contingencies, page F-52
1.	Please explain to us how you accounted for the W660 million FTC fine, disclosed on page 93, the W42 billion MIC fine, disclosed on page 57, and the Communication Commission of the Republic of Korea fines of W13.8 billion and W7.8 billion, disclosed in Note 29.h, in your US GAAP financial information. In this regard, it appears that information was available prior to the issuance of the financial statements indicating that it was probable that a liability had been incurred as of the date of the balance sheet. In your response you should explain to us in detail how you considered the guidance in SFAS 5 and FIN 14 when accounting for each of these obligations under US GAAP.

Mr. Larry Spirgel
Securities and Exchange Commission, p. 2

As stated in paragraph 1 of FIN 14, Reasonable Estimation of the Amount of a Loss, one of the conditions set forth in paragraph 8 of FASB Statement No. 5, Accounting for Contingencies, is that “(a) information available prior to the issuance of the financial statements indicates that it is probable that...a liability had been incurred at the date of the financial statements.” As discussed on page 57 of the Annual Report, the MIC ordered us, KTF and LGT to pay fines in May 2005 in connection with improper handset subsidies. Based on our corrective actions as a result of these fines, we concluded that there were no contingent liabilities related to MIC fines at December 31, 2005.

However, in anticipation of the MIC’s announcement in March 2006 of the lifting of the prohibition on handset subsidies, competition in the industry increased during the first quarter of 2006 and certain authorized dealers of wireless carriers, including those of the Company, engaged in improper handset subsidies, prompting the MIC to investigate such first quarter 2006 activities. Based on its investigation, the Communication Commission of the Republic of Korea (the “Communication Commission”), a subordinate commission of the MIC, imposed fines on us of W13.8 billion, W7.8 billion and W42.6 billion in March, April and June 2006, respectively, with respect to improper handset subsidies provided by our authorized dealers during periods subsequent to the balance sheet date. Therefore, the Communications Commission fines were not related to our activities in FY 2005, and thus were not accrued as of December 31, 2005.

With respect to the W660 million (US dollar equivalent: US$695 thousand) FTC fine related to unfair business practices in 2004, such contingent liabilities were not accrued as of the balance sheet date due to the fact that they were immaterial to the financial statements as a whole.

2.	It appears that your Korean GAAP accounting policy for contingent liabilities, disclosed in Note 2.n on page F-18, differs from the guidance in FIN 14. Please advise us and, if necessary, identify this as a US GAAP reconciling item in your US GAAP disclosures.

We respectfully inform the staff that, although the Statement of Korean Accounting Standards No. 17 “Provisions, Contingent Liabilities and Contingent Assets” does not expressly contain guidance similar to that of FIN 14, Korean accounting practice for contingent liabilities is consistent with the guidance in FIN 14. Under Korean accounting practice, when a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, we accrue such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded. Accordingly, our Korean GAAP accounting policy is consistent with the guidance in FIN 14, and we will include a description of such Korean GAAP accounting policy in our future filings.
Note 30. Reconciliation to United States Generally Accepted Accounting Principles

Mr. Larry Spirgel
Securities and Exchange Commission, p. 3
3.	We note your disclosure in Note 30.e. Tell us if you have recognized other than temporary impairments in the value of your investments in hanarotelecom incorporated, Powercomm Co., Ltd, and the non-listed companies identified as “Other” on page F-25, for US GAAP reporting purposes. If not, please explain to us your reasonable basis for not doing so and describe the evidence that the realizable value of these investments is equal to or greater than their carrying value, identified by management when forming its conclusions, in your future filings. In this regard, note that the phrase “other than temporary” does not mean permanent. Refer to SAB Topic 5:M for the Staff’s views and EITF 03-01 concerning this issue.

We respectfully inform the staff that in applying SAB Topic 5:M and EITF 03-01, we have recognized other than temporary impairments in the value of our investments in hanarotelecom incorporated and Powercomm Co., Ltd. amounting to W65,237 million and W163,113 million, respectively, for US GAAP reporting purposes only and recognized other than temporary impairments in the value of our investments in the non-listed companies identified as “Other” on page F-25, including other than temporary impairments in the value of our investments in Iridium LLC and other companies, totaling W89,078 million for both Korean and US GAAP reporting purposes. As stated in Note 30.e, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. We have determined other than temporary impairment based on evidence-based judgment about a recovery of fair value up to (or beyond) the cost of investment by considering the severity and duration of impairment in relation to the forecasted recovery of fair value for US GAAP purposes. For Korean GAAP purposes, the duration of the impairment in relation to the forecasted recovery of fair value is not considered. We will include in our future filings a description of the investments for which we recognized other than temporary impairments only for US GAAP purposes.

4.	We note in your disclosure in section j. Capitalization of Foreign Exchange Losses (or Gains) and Interest Expenses, on page F-65, that you adopted the accounting policy (same as US GAAP) not to capitalize interest expenses related to the purchase of intangible assets effective January 1, 2003. In light of this disclosure we are unclear why this item is reported as an US GAAP adjustment in the reconciliations from pages F-69 to F-70. Please explain.

US GAAP adjustments identified as “Capitalization of interest expenses related to purchases of intangible assets” in the reconciliations from pages F-69 to F-70 represent the amortization effect and/or accumulated effect of such financing costs capitalized before January 1, 2003 in accordance with our previous Korean GAAP accounting policy.

5.	Refer to section w. Consolidation of Variable Interest Entities and Note 5 on page F-30. In view of your ownership percentage of 50% in HELIO, LLC and SKT-HP Ventures LLC, tell us if these entities are variable interest entities under FIN 46R. Also explain to us your full consideration of US GAAP

Mr. Larry Spirgel
Securities and Exchange Commission, p. 4
literature when determining whether to consolidate them in your US GAAP financial statements.

We respectfully inform the staff that our financial interest in HELIO, LLC and SKT-HP Ventures, LLC is solely comprised of ownership interests. As of the balance sheet date, HELIO, LLC and SKT-HP Ventures, LLC, which are both development stage companies, are not variable interest entities due to the following:
•	HELIO, LLC and SKT-HP Ventures, LLC met the definition of development stage enterprises per paragraph 8 of FASB 7 “Accounting and Reporting by Development Stage Enterprise,” as these entities had not commenced their planned principal business operations;

•	HELIO, LLC and SKT-HP Ventures, LLC did not meet the conditions in paragraph 5(a) of FIN 46(R) “Consolidation of Variable Interest Entities,” as these entities had sufficient equity amounting to W330,940 million and W10,579 million, respectively, to permit them to finance development stage activities and HELIO, LLC’s governing documents and contractual arrangements allowed additional equity investments of US$117 million through 2007. As part of the US GAAP financial reporting processes, we observed that HELIO, LLC’s planned principal operations commenced on May 1, 2006 and SKT-HP Ventures, LLC was voluntarily liquidated on May 31, 2006; and

•	the holders of the equity investment at risk of HELIO, LLC and SKT-HP Ventures, LLC did not lack any one of the characteristics described in paragraphs 5(b) and 5(c) of FIN 46(R) “Consolidation of Variable Interest Entities.”
6.	Refer to section z. Remeasurement of Stock Option on page F-68. We note your disclosure that "[i]n 2005, a certain equity method investee of the Company became publicly listed and the value of related outstanding stock options granted to its employees was remeasured for Korean GAAP purposes.” In this regard, advise us where you have reflected this difference between US and Korean GAAP in the reconciliations from pages F-69 to F-72. If you have not reflected an adjustment, please explain why not.

The US GAAP adjustment related to “x. Remeasurement of Stock Option” on page F-68 has been reflected in the item identified as “Stock option compensation plan” on page F-69, which include both the US GAAP adjustment related to “x. Remeasurement of Stock Option” on page F-68 and the US GAAP adjustment related to “m. Employee Stock Option Compensation Plan” on page F-65, amounting to W144 million (increase effect) and W95 million (decrease effect), respectively, for FY 2005. Such US GAAP adjustment did not have any effect on our shareholders’ equity.

7.	Refer to the Net income and Shareholders’ equity reconciliations on pages F-69 to F-70. We note the US GAAP adjustment, “Loss on sale of accounts receivable and other in asset securitization,” in the amount of W14,476 million, appears within both reconciliations but in different periods. Please explain.

Mr. Larry Spirgel
Securities and Exchange Commission, p. 5
We respectfully inform the staff that page F-28 and the section titled “p. Asset Securitization Transaction” on page F-66 contain information on the transfer of accounts receivable for FY2003 resulting from our mobile phone dealer financing plan. We accounted for the transaction as a sale of financial assets under Korean GAAP and recorded the related loss on disposal of accounts receivable at the time that such transfer took place. However, for US GAAP purposes, such transfer was treated as a financing arrangement and not as a true sale. As a result, losses on disposal of accounts receivable under Korean GAAP, totaling W14,476 million, were reversed to reconcile to our US GAAP numbers. Under US GAAP, such deferred loss was recognized as interest expense in FY2004 as the related borrowings were fully repaid and the related special purpose companies were liquidated during that year. In addition, we also inform the staff that US GAAP adjustment items for FY2003’s net income amounting to W7,437 million include the US GAAP adjustments related to the securitization transactions in FY2003 and FY 2002 amounting to W14,476 million (increase effect) and W7,039 million (decrease effect), respectively.

8.	In light of your disclosure in section r. Currency Swap on page F-67 that your cross currency swap was qualified as a cash flow hedge under Korean GAAP, but was recorded as a non-hedge under US GAAP, explain to us why you did not reflect the difference in your shareholders’ equity reconciliation on page F-70.

As mentioned in “Note 26. Derivative Instruments” on page F-57, for Korean GAAP purposes, loss on valuation of currency swap was recorded as capital adjustment, which is a component of shareholders’ equity. However, under US GAAP, such loss (gain) on valuation of currency swap was recorded in current operations. As a result, there is no difference between Korean GAAP and US GAAP in connection with our shareholders’ equity.

9.	Refer to Korean and US GAAP Cash Flow reconciliation on page F-74. Explain to us why some of your Asset securitization cash flow amounts are classified as operating activities while others is classified as investing activities.

We respectfully inform the staff that our securitization of certain receivables was recorded as sales under Korean GAAP, but not under US GAAP. As a result, we identified reconciling items in the Korean and US GAAP cash flow reconciliation on page F-74 as follows:

Adjustments for cash flows from :	2003	2004	2005
Operating activities (1)	(47,496)	469,883	—
Investing activities (2)	(8,080)	76,347	—
Financing activities (3)	55,576	(546,230)	—
Total adjustments	—	—	—

Mr. Larry Spirgel
Securities and Exchange Commission, p. 6

Notes:

(1)	The asset securitization cash flow amounts in operating activities represent reversal of net changes in accounts receivable resulting from receivables that were considered sold under Korean GAAP, but not under US GAAP.

(2)	The asset securitization cash flow amounts in investing activities represent reversal of net change in held-to-maturity securities resulting from subordinated bonds that were considered to be acquired from special purpose companies under Korean GAAP, but not under US GAAP.

(3)	As such transfer was treated as a financing arrangement for US GAAP purposes, financing activities (increase and repayment of borrowings) should be represented on the statement of cash flows under US GAAP, and were identified as reconciling items in the Korean and US GAAP cash flow reconciliation on page F-74, with the above reversal reconciliation items.
Note 31.  Additional disclosures required by US GAAP
g.  Segment, page F-81
10.	We note in your Business disclosures on pages 27-33 that, in addition to your cellular services, you have wireless internet, digital convergence, and other businesses. Please explain to us in detail, your full consideration of the guidance in SFAS 131 when identifying your operating segment(s) and determining that you have only one reportable segment.

In consideration of paragraphs 10 to 15 of SFAS 131, we have identified several operating segments (i) that engage in business activities from which they earn revenues and expenses; (ii) whose operating results are regularly reviewed by the Company’s chief operating decision maker and (iii) for which discrete financial information is available. Those operating segments consist of the Company and each and every subsidiary. We do not deem each subsidiary operating segment to be a reportable segment as it does not meet any of the quantitative thresholds in paragraph 18 of SFAS 131, and all subsidiaries’ operating revenue totaled only 5.9% of total consolidated operating revenue for 2005. Thus, management does not believe information about the subsidiaries segment would be useful to readers of the financial statements. We will describe management’s approach in identifying reportable segments in future filings.

We also respectfully inform the staff that discrete financial information is not available individually for expenses incurred in connection with providing wireless internet, digital convergence, and other services provided by the Company. In addition, the operating results are reviewed by the Company’s chief operating decision maker on a combined basis that reflect the operating results of all service lines taken as a whole.

11.	In addition, please explain to us in detail your full consideration of the guidance in SFAS 142 when determining that it is appropriate to allocate all of your goodwill to your single reportable segment.

Mr. Larry Spirgel
Securities and Exchange Commission, p. 7
We respectfully inform the staff that, as indicated in the above response, there is only one reportable segment and all goodwill is allocated to that segment. Furthermore, in consideration of paragraph 30 of SFAS 142, there are no separate components of the Company for which discrete financial information is available and which management regularly reviews.

We further advise the staff that a significant portion of goodwill as of December 31, 2005 (W3,320 billion, equal to 97% of total goodwill) is related to the acquisition of Shinsegi Telecomm, Inc., another local wireless telecommunication operator that was merged into the Company in 2001, and that the other goodwill is related to acquisitions of certain subsidiaries belonging to other operating segments which do not meet the criteria in paragraph 18 of SFAS 131 and have been aggregated into one reportable segment.

12.	In view of the various overseas operations (U.S., China, Vietnam and Mongolia) you described on pages 32-33, please provide disclosures regarding the financial information about geographic areas as required under paragraph 38 of SFAS 131 or explain to us why you are not required to do so.

Our investments in entities operating in the U.S. and Mongolia are accounted for under the equity method in our general-purpose financial statements. Therefore, such overseas operations are not required to be disclosed under paragraph 38 of SFAS 131.

We did not provide disclosures regarding the financial information about geographical areas for China and Vietnam, which represents 0.2% of revenue for 2005 and 1.1% of total assets as of December 31, 2005, as we deemed the related overseas operations to be immaterial.
Revenue Recognition
13.	In view of your various products and services provided (e.g. cellular, wireless internet, activation, handsets etc.) as described on pages 28-34, it appears that you have multiple-deliverable arrangements with your customers along with different rate plans. If so, please tell us and disclose, in future filings, your accounting policy for recognition of revenues from multiple-deliverable arrangements as required by paragraph 18 of EITF 00-21. Also, advise us and disclose any material difference between US and Korean GAAP in your accounting for revenue recognition in Note 30.

Our accounting policy under US GAAP with respect to revenue arrangements with multiple deliverables, where applicable, is to allocate the total consideration received to units of accounting within the arrangements based on relative fair values. However, we do not have multiple-element arrangements involving handsets and air time. We do not sell our handsets to our end customers. As mentioned on page 33 of the Annual Report, until our sale of a controlling interest in SK Teletech in July 2006, we sold handsets through our former consolidated subsidiary, SK Teletech, to SK Networks, a related party, and not to a consolidated entity or an equity method

Mr. Larry Spirgel
Securities and Exchange Commission, p. 8
investee. SK Networks sells handsets to our independent dealers without right of return. Our end customers purchase their phones from the independent dealers.

When we enter into an air time contract with an end customer, we do so at the fair value of the air time. Consequently, where we charge the customer an activation fee upon entering into the contract, we spread the activation fee over the expected customer life consistent with the guidance in SAB 104. In addition, no discount is offered for wireless internet data in connection with amount of cellular service provided to the end customer and vice versa.

With respect to material differences between US GAAP and Korean GAAP, we respectfully inform the staff that “Item 3a. Selected Financial Data” on page 3 through 4 of the Annual Report discloses differences between US and Korean GAAP revenue recognition totaling W20.4 billion for FY2005, which resulted from GAAP differences related to (i) nonrefundable activation fees disclosed in section “k. Nonrefundable Activation Fees” on page F-65 and (ii) consolidation of CDMA Mobile Phone Center in section “w. Consolidation of Variable Interest Entities” on page F-68. We will consider what additional disclosures are necessary in our future filings to clarify the situation.
*   *   *   *   *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
Securities and Exchange Commission, p. 9
     We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jaewoo Lee at (852) 2532-7415 (fax: 852-2160-1015).

Sincerely,

/s/ Hyun Jong Song
Hyun Jong Song
Vice President

Enclosure

cc:	Robert S. Littlepage, Jr.
Accounting Branch Chief
Division of Corporation Finance

Andrew Mew
Senior Staff Accountant
Division of Corporation Finance

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP

Jumpyo Kim
Partner
Deloitte Anjin LLC